Exhibit 99.1

Overseas Regulatory Announcement –
Update on Transaction

HUTCHMED (China) Limited (“HUTCHMED”) notes the below text, which is from an announcement released to the Stock Exchange of Hong Kong Limited on February 28, 2025 pursuant to Chapter 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The text relates to the further update on dispatch timing of the extraordinary general meeting circular that relates to the transaction described in the announcement dated January 2, 2025, entitled “HUTCHMED Announces US$608 million Divestment of Non-Core Joint Venture”.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Alex Shaw	+44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Freddy Crossley / Rupert Dearden	+44 20 7886 2500

HSBC	Joint Broker
Simon Alexander / Alina Vaskina / Arnav Kapoor	+44 20 7991 8888

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHMED (China) Limited
和黃醫藥（中國）有限公司
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 13)

MAJOR TRANSACTION

IN RELATION TO

THE DISPOSAL OF 45% EQUITY INTEREST IN

SHANGHAI HUTCHISON PHARMACEUTICALS LIMITED

TIMING OF DISPATCH OF CIRCULAR

Reference is made to the announcement of HUTCHMED (China) Limited (the “Company”) dated January 1, 2025 (the “January 1 Announcement”) in relation to the proposed disposal of 45% equity interest in Shanghai Hutchison Pharmaceuticals Limited. Unless otherwise defined, capitalized terms used in this announcement shall have the same meanings as those defined in the January 1 Announcement.

In the Company’s announcement dated January 28, 2025, it was mentioned that the Circular containing, among other things, (i) further details on the terms of the Proposed Disposal; and (ii) other information as required under the Listing Rules together with a notice convening the EGM, was expected to be dispatched to the Shareholders on or before February 28, 2025.

GP Health Service Capital has further informed the Seller that the designation to the GP Purchaser Fund and the Designated Purchaser is progressing but additional time is required for them to complete the designation. In view of this, the Company currently expects that the Circular will be dispatched to the Shareholders on or before March 31, 2025.

The Proposed Disposal is subject to all of the conditions under the Agreements being satisfied (or, if applicable, waived) and therefore may or may not become unconditional. If any of the conditions under the Agreements is not satisfied (or, if applicable, waived), the Proposed Disposal will not proceed. Shareholders and potential investors are reminded to exercise caution when dealing in the shares and other securities of the Company.

By Order of the Board

Edith Shih
Non-executive Director and Company Secretary

Hong Kong, February 28, 2025

As at the date of this announcement, the Directors of the Company are:

Chief Scientific Officer)
Chairman and Non-executive Director: Dr Dan ELDAR Executive Directors: Dr Weiguo SU (Chief Executive Officer and Chief Scientific Officer) Mr CHENG Chig Fung, Johnny (Chief Financial Officer)

Non-executive Directors:

Ms Edith SHIH

Ms Ling YANG

Independent Non-executive Directors:

Mr Paul Rutherford CARTER

(Senior Independent Director)

Dr Renu BHATIA

Dr Chaohong HU

Mr Graeme Allan JACK

Professor MOK Shu Kam, Tony